EXHIBIT 4.2

AMENDMENT NO. 4 TO

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This AMENDMENT NO. 4 TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT (this “Amendment”) is entered into as of January 22, 2018, by and between Pelican Permian, LLC, a Texas limited liability company (“Lender”), and Aly Energy Services, Inc., a Delaware corporation (“Borrower”).

WHEREAS, Borrower and Lender have entered into that certain Second Amended and Restated Credit Agreement, dated as of January 31, 2017 (as amended to date, the “Credit Agreement”); and

WHEREAS, Lender and the Borrower mutually desire to amend the Credit Agreement as set forth herein;

NOW, THEREFORE, the parties do hereby agree as follows:

1. Article 2 of the Credit Agreement shall be amended to add a new Section 2.2A to read as follows:

“Swing Line. Subject to and upon the terms and conditions of this Agreement, Borrower may request Swing Line Advances of $100,000 or multiples thereof in an aggregate outstanding amount not to exceed $500,000. Amounts borrowed pursuant to this Section 2.2A may be repaid and reborrowed at any time without penalty or premium prior to June 30, 2018, at which time all Swing Line Advances under this Section 2.2A shall be immediately due and payable. For the purposes of this Section 2.3A, the terms set forth below shall have the following meanings:

“Swing Line Advance” means a cash advance under the Swing Line.

“Swing Line” means Credit Extensions which are made in accordance with the provisions of Section 2.2A.

2. The first sentence of Section 2.3A shall be amended to read as follows:

“Lender agrees, on the terms and conditions set forth in this Agreement, to make CapEx Advances to the Borrower from time to time until the Final Maturity Date; provided that after giving effect to such CapEx Advances, the sum of the aggregate outstanding amount of all CapEx Advances shall not exceed $750,000.”

3. Section 2.4 shall be amended to read as follows:

“2.4 Interest. The Company shall pay interest on the unpaid principal amount of the Credit Extensions until the principal amount thereof shall be paid in full. The interest rate shall be the lower of (i) the Highest Lawful Rate or (ii) 6 month LIBOR + 3% per annum; provided, however, that the interest rate in respect of Swing Line Advances shall be the lower of (i) the Highest Lawful Rate or (ii) 7% per annum. Further, upon the occurrence and during the continuance of an Event of Default, the unpaid principal amount of the Credit Extensions other than Swing Line Advances shall bear interest (after as well as before judgment) at the rate of 6 month LIBOR + 5% but not to exceed 6% per annum. Interest shall be paid in arrears on the last Business Day of each month commencing on the last business day of February 2017, until the principal amount of, and all accrued and unpaid interest on, the Credit Extensions has been paid in full. All computations of interest shall be determined by the Lender on a daily basis and for the actual number of days elapsed based on a 360 day year.”

4. Except as modified hereby, the remaining terms of the Credit Agreement shall continue in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

ALY ENERGY SERVICES, INC.

By:	/s/ ALYA HIDAYATALLAH
Alya Hidayatallah, Chief Financial Officer

PERMIAN PELICAN, LLC

By:	/s/ MICKI HIDAYATALLAH
Micki Hidayatallah, Manager

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